02 DEC 30 AM 8: 14

Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

December 24, 20[redacted]

02060858

By Federal Express

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

1. Semi-Annual Securities report dated December 20, 2002 [in Japanese].

Semi-Annual Securities Report (including audited semiannual financial results) filed with the Director of the Kanto Local Finance Bureau stating the results for the interim fiscal year ended September 30, 2002.

dlw 1/9

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Tetsuro Fukumoto

General Manager, Investor Relations Dept.

Sumitomo Corporation

(Tel:81(3)-5166-3469, fax: 81(3)-5166-6292).